

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Tyler Danielson
Interim Chief Executive Officer
FOXO TECHNOLOGIES INC.
729 N. Washington Ave., Suite 600
Minneapolis, Minnesota 55401

   Re: FOXO TECHNOLOGIES INC.
    Registration Statement on Form S-1
    Filed June 23, 2023
    File No. 333-272892

Dear Tyler Danielson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Schwartz at 202-551-7153 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services

cc: Blake Baron, Esq.